Exhibit 99.21

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Corporation

GCM Mining Corp. (“GCM” or the “Corporation”)

401 Bay Street

Suite 2400

Toronto, Ontario

M5H 2Y4

Item 2	Date of Material Change

July 25, 2022

Item 3	News Release

A news release relating to the material change described herein was disseminated on July 25, 2022 through the services of GlobeNewswire and subsequently filed on the Corporation’s SEDAR profile at www.sedar.com

Item 4	Summary of Material Change

On July 25, 2022, the Corporation and Aris Gold Corporation (“Aris Gold”) entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which GCM will acquire all of the outstanding common shares of Aris Gold (“Aris Gold Shares”) which it does not already own by way of a statutory plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the “Transaction”).

Item 5	Full Description of Material Change

About the Transaction

On July 25 2022, the Corporation and Aris Gold entered into the Arrangement Agreement pursuant to which GCM will acquire all of the outstanding Aris Gold Shares which it does not already own by way of a statutory plan of arrangement of Aris Gold under the Business Corporations Act (British Columbia).

Under the terms of the Transaction, each holder of Aris Gold Shares (the “Aris Gold Shareholders”) will receive, for each Aris Gold Share held, 0.5 of one common share of GCM (the “Exchange Ratio”). The Exchange Ratio was determined at-market giving consideration to the 10-day and 20-day volume weighted average prices on the Toronto Stock Exchange (“TSX”) for the common shares of each of GCM and Aris Gold for the period ended July 22, 2022. In connection with the Transaction, the Corporation will change its name to “Aris Gold Corporation” and will be led by Ian Telfer as Chair and Neil Woodyer as Chief Executive Officer and Director of the Corporation. The current senior officers and directors of the Corporation will resign in connection with the Transaction other than Messrs Iacono and Martinez. Upon completion of the Transaction, the Corporation’s new board will consist of nine members being, Ian Telfer (Chair), Daniela Cambone, Monica de Greiff, Serafino Iacono, Peter Marrone, Hernan Martinez, David Garofalo, Attie Roux and Neil Woodyer.

The material conditions to completion of the Transaction include (i) approval of the Transaction by Aris Gold Shareholders, with greater than 66 2/3% approval threshold and approval of disinterested minority shareholders, (ii) approval of the common shares of GCM issuable pursuant to the Transaction by GCM’s shareholders, with greater than 50% approval threshold, (iii) receipt of all required governmental and regulatory approvals including TSX and Colombian anti-trust approvals and (iv) other customary conditions.

The Arrangement Agreement provides for, among other things, mutual non-solicitation covenants, with “fiduciary out” provisions that allow a party to consider and accept a superior proposal, subject to a “right to match period”. The Arrangement Agreement also provides for a termination fee of US$6 million to be paid by the terminating party.

Board Approval and Recommendation

A special committee of the independent directors of GCM (the “Special Committee”) and the board of directors of GCM received fairness opinions from its co-financial advisors, National Bank Financial Inc. and Stifel Nicolaus Canada Inc. that, based upon and subject to the respective assumptions, limitations, qualifications of and other matters set forth in connection with the preparation of such opinions, the Transaction is fair, from a financial point of view, to GCM (the “Fairness Opinions”).

Following its review and in consideration of, amongst other things, the Fairness Opinions, the Special Committee unanimously recommended that the board of directors of GCM approve the Arrangement Agreement and the Transaction. The board of directors of GCM, following the receipt and review of recommendations from the Special Committee, approved the Arrangement Agreement and the Transaction and determined that the Transaction is fair to GCM and is in the best interests of GCM, and recommends to shareholders of GCM that they vote in favour of the Transaction.

Voting Support Agreements

The directors and senior officers of GCM and Aris Gold have entered into binding voting support agreements in favour of the Transaction, representing in aggregate approximately 3.0% of GCM’s issued common shares and 9.0% of the issued Aris Gold Shares.

Full details of the Transaction will be included in a joint information circular that is expected to be mailed to GCM Shareholders in August 2022 in connection with a special meeting of shareholders of GCM to be held to approve, among other things, the issuance of common shares of GCM pursuant to the Transaction.

The above summary of the Arrangement Agreement is qualified in its entirety by reference to the Arrangement Agreement, a copy of which will be filed under GCM’s SEDAR profile at www.sedar.com.

Forward-looking Information

This report contains “forward-looking information” or “forward-looking statements” within the meaning of securities legislation. All statements included herein are forward-looking, other than statements of historical fact, including without limitation statements relating to: the Transaction; the resulting entity of the Transaction, including its management, board of directors, assets, capitalization, strategy, plans and goals; the benefits of the Transaction; and shareholder meetings. Generally, the forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered. The material factors or assumptions used to develop forward-looking information or forward-looking statements are disclosed throughout this report.

Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of GCM, Aris Gold and the resulting entity to be materially different from those expressed or implied by such forward-looking information or forward-looking statements, including but not limited to: the completion of the Transaction and the timing thereof; the ability of GCM and Aris Gold to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals; the ability of GCM and Aris Gold to satisfy, in a timely manner, the other conditions to the closing of the Transaction; interloper risk; the ability to complete the Transaction on the terms contemplated by the Arrangement Agreement and other agreements, including the voting support agreements, or at all; failure to achieve and sustain mine-building, operating and financial capacity; the ability of the resulting entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing thereof; the timing of the commencement, development and completion of construction activities, first production and sales, if at all; the impacts of a changing risk profile and possible subjection to a credit rating review, which may result in a downgrade or negative outlook being assigned to the resulting entity or a portion thereof; the resulting entity’s dividend policy; the potential exposure to political, economic or social instability related to the resulting entity’s international operations; the consequences of not completing the Transaction, including the volatility of the share prices of GCM and Aris Gold, negative reactions from the investment community and the required payment of certain costs related to the Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the resulting entity after the Transaction; the interpretation of the Transaction by tax authorities; the success of business integration; the focus of management’s time and attention on the Transaction and other disruptions arising from the Transaction; the ability of the Aris Gold management team to successfully integrate with the current operations, risks related to international operations; risks related to general economic conditions; uncertainties relating to operations during the COVID-19 pandemic; actual results of current exploration activities; availability of quality assets that will add scale, diversification and complement the resulting entity’s growth trajectory; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold; the ability to convert mineral resources to mineral reserves; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk); possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; changes in national and local government legislation, taxation, controls, regulations, and political or economic developments in Canada, Colombia or Guyana; risks of the mining industry including, without limitation, accidents, operations, labour disputes, title disputes, claims and limitations on insurance coverage; delays in obtaining governmental approvals including obtaining required environmental and other licenses; and those factors discussed in the section entitled “Risk Factors” in GCM’s most recent Annual Information Form available on SEDAR at www.sedar.com and in the section entitled “Risk Factors” in Aris Gold’s most recent Annual Information Form available on SEDAR at www.sedar.com.

Although GCM and Aris Gold have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. Each of GCM and Aris Gold has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and each of GCM and Aris Gold disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

The following is the name and business telephone number of an executive officer of the Corporation who is knowledgeable about the material change and this report.

Michael Davies

Chief Financial Officer Tel: (416) 360-4653

Item 9	Date of Report

July 28, 2022

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